Quick biteTakeoutVegetarian OptionsFamily-friendyAdding A
LocationExpanding LocationGenerating Revenue
Corfu Pizza
Pizzeria

6730 Old York Rd
Philadelphia, PA 19126
Get directions
Early Investor Bonus
The investment multiple is increased to 1.7× for the next $15,000
invested.

This is a preview of your investment opportunity. Return to dashboard
INVESTMENT OPPORTUNITY
Corfu Pizza is seeking investment to expand operations and delivery
production through a new cloud kitchen.
$0 INVESTED
There are 85 days remaining to invest. If the business does not
receive an additional $15,000 by then, investors will be fully
refunded.

 The Pitch
 Terms
 Data Room
 Discussion
 Understand Risks
The Team
Follow us
Instagram Facebook
BLOG
PRESS
PETITIONS
FAQ
REFERRAL PROGRAM
PARTNERS
SUPPORT CENTER
EDUCATIONAL MATERIALS
ABOUT US
CONTACT US
TERMS OF SERVICE
PRIVACY POLICY
BBB Accredited Business
This website, Mainvest.com, which we refer to as the "Site," is owned

by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public.

By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@Mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

Mainvest
Mainvest

Mainvest Admin

CMS | Data | Tools | Admin🏘📊🇺🇸

Corfu Pizza

PIZZERIA

Back

The Pitch

Corfu Pizza is seeking investment to expand operations and delivery production through a new cloud kitchen.

Corfu Pizza has been around for over 42 years. We are well know in the East Oak Lane area for our delicious pizza and cheese steaks and our infamous strombolis.

To expand our reach, Corfu Pizza has added on various apps like DoorDash Uber Eats, PostMates, ChowNow, and a drive thru app, and this has added over $20,900 in monthly revenue. In addition,. Corfu is open until 5 am some days, adding to its already booming business.

Corfu Pizza will be opening its first cloud kitchen in Somerset NJ, a great urban area with one of the largest colleges on the east coast and various hospitals. Cloud kitchens operate in a cloud-based only environment, offering late night menus as delivery only service, reducing the amount of resources needed to operate a take out restaurant. Cloud kitchens offer reduced risk due lower rents, less staff, and reduced branding at locations. All three of these

components improve the bottom line, increasing profits. This is particularly relevant given the current pandemic, as more customers are willing to order takeout than dine-in service. The future of how restaurants will operate is uncertain, but the cloud kitchen model will be sustainable no matter what happens.

With great reviews across platforms, we know that there's demand for more Corfu pizza. We've built a loyal following and not only plan on relying on their support and word of mouth marketing, but will implement additional marketing tactics for the new location. These tactics include social media, flyers, and advertising in local papers.

Funds raised from our MainVest raise will go towards renovating the cloud kitchen as well as having working capital on hand to ensure a successful launch. If we raise beyond the minimum threshold, we'll be able to further improve pickup and delivery capabilities.

The community has been the reason we've been successful for over 40 years, and we're now excited to offer our supporters the chance to take part in the next phase of our growth. We look forward to a bright future with our new concept.

Back
  Add to watchlist

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
 Renovation
        $5,000
         Equipment
        $4,100
         Working Capital
        $5,000
         Mainvest Compensation
        $900
        Total
        $15,000
        Summary of Terms
Legal Business Name
        Enerprise Management, LLC
        Investment Structure
        Revenue Sharing Note
        Early Investor Bonus
Investment Multiple for the first $15,000 invested
        1.7×
        Investment Multiple
        1.5×
        Business's Revenue Share
        1.2%–8%
        Minimum Investment Amount
        $100

Target Raise
$15,000
Maximum Raise
$100,000
Investment Round Close Date
10/7/2020
Repayment Schedule
Quarterly
Securitization
None
Maturity Date
1/1/2028
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
Financial Condition
Other outstanding debt or equity
As of [Date], Corfu Pizza has debt of $70,000 outstanding. This debt is sourced primarily from [Source of debt] and will be senior to any investment raised on Mainvest. In addition to the Corfu Pizza 's outstanding debt and the debt raised on Mainvest, Corfu Pizza may require additional funds from alternate sources at a later date.

Risk Factors
Competition
The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Corfu Pizza competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Corfu Pizza 's core business or the inability to compete successfully against the with other competitors could negatively affect Corfu Pizza 's financial performance.

Real Estate Risk
Corfu Pizza is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Corfu Pizza is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Corfu Pizza to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Corfu Pizza operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Corfu Pizza is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Corfu Pizza's management or vote on and/or influence any managerial decisions regarding Corfu Pizza. Furthermore, if the founders or other key personnel of Corfu Pizza were to leave Corfu Pizza or become unable to work, Corfu Pizza (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Corfu Pizza and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Corfu Pizza is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Corfu Pizza might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Corfu Pizza is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Corfu Pizza

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Corfu Pizza's financial performance or ability to continue to operate. In the event Corfu Pizza ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Corfu Pizza nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Corfu Pizza will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Corfu Pizza is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Corfu Pizza will carry some insurance, Corfu Pizza may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Corfu Pizza could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Corfu Pizza's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Corfu Pizza's management will coincide: you both want Corfu Pizza to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Corfu Pizza to act conservative to make sure they are best equipped to repay the Note obligations, while Corfu Pizza might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Corfu Pizza needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Corfu Pizza or management), which is responsible for monitoring Corfu Pizza's compliance with the law. Corfu Pizza will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Corfu Pizza is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Corfu Pizza fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Corfu Pizza, and the revenue of Corfu Pizza can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Corfu Pizza to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do

things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.
COVID-19 Impact
The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.
This information is provided by Corfu Pizza. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Only invest an amount you would feel comfortable losing.
Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment.
Visit Corfu Pizza's data room to review risk disclosures specific to this business.